*KA 3/15

[redacted]

[redacted]

13014266

SEC Mail Processing Section
MAR 11 2013
Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

**SEC FILE NUMBER**
8 – 66718

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 AND ENDING DECEMBER 31, 2012

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**CLANCY FINANCIAL SERVICES, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 11 2013
REGISTRATIONS BRANCH
12

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

**40 Wall Street –c/o Accounting and Compliance International**

| | | |
|---|---|---|
| **NEW YORK,** | **NEW YORK** | **10005** |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**GARY GETTENBERG** **(212) 668 - 8700**

(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**LERNER & SIPKIN, CPAs, LLP**

**132 Nassau Street, Suite 1023** **New York** **NY** **10038**

**X** **Certified Public Accountant**

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

SEC 1410 (06-02)

KA 3/15

# OATH OR AFFIRMATION

I, *DONNA CLANCY*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *CLANCY FINANCIAL SERVICES INC. as of Dec 31, 2012*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x ____________________
Signature

____________________
Title

x ____________________
Notary Public

MARGERY NELL MURRIEL
Notary Public, State of New York
No. 01MU6247130
Qualified in Kings County
Commission Expires August 22, 2015

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CLANCY FINANCIAL SERVICES, INC.
**STATEMENT OF FINANCIAL CONDITION**
December 31, 2012

# CLANCY FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 61 |
| Due from broker | 339,002 |
| Fixed assets- net of accumulated depreciation of $45,867 (Note 2(d)) | 13,037 |
| Other assets | 98,620 |
| Total assets | $ 450,720 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| **Liabilities:** | |
| Accounts payable and accrued expenses | 72,929 |
| Total liabilities | 72,929 |
| **Commitments and Contingencies** (Notes 5 and 6) | |
| **Stockholders' equity** (Note 7) | |
| Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding. | 200 |
| Additional paid-in capital | 2,010,237 |
| Retained (deficit) | (1,632,646) |
| Total stockholders' equity | 377,791 |
| Total liabilities and stockholders' equity | $ 450,720 |

*The accompanying notes are an integral part of this statement.*

**CLANCY FINANCIAL SERVICES, INC.**
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

**Note 1 - Nature of Business**

Clancy Financial Services, Inc. (The "Company") is a New York corporation formed for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

**Note 2 - Summary of Significant Accounting Policies**

*a) Revenue Recognition*

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

*b) Income Taxes*

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

*c) Cash and Cash Equivalents*

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

*d) Equipment*

Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

*e) Use of Estimates*

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

## Note 2 - Summary of Significant Accounting Policies (continued)

f) *Subsequent Events*
The Company has evaluated events and transactions that occurred between December 31, 2012 and March 2, 2013, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

## Note 3 - Profit Sharing Plan

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes at the discretion of management, up to 25% of the eligible compensation. The Company's liability to the plan for the year ended December 31, 2012 was $-0-.

## Note 4 - Related Party Transactions

The Company pays commissions to an entity whose 100% stockholder is the spouse of the Company's 100% stockholder. In 2012, commissions of $147,500 were paid to this entity. At December 31, 2012, there was nothing owed to this entity. In 2012 $356,000 was paid to the law firm owned by the Company's 100% stockholder, such amount is included in "Professional fees".

## Note 5- Commitments

The Company leases its premises from the law firm of the Company's 100% stockholder on a month-to-month basis In 2012,the Company paid approximately $100 for its share of the rent.

## Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

**Note 7 - Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2012, the Company had net capital of $266,134 which was $166,134 in excess of its required net capital of $100,000. The Company's net capital ratio was 27.40%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2012, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

## INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Clancy Financial Services Inc.
c/o Accounting and Compliance International
40 Wall Street, 17th Floor
New York, NY 10005

**Report on the Financial Statements**

We have audited the accompanying statement of financial condition of Clancy Financial Services Inc., (the Company) as of December 31, 2012.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Clancy Financial Services Inc., as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 2, 2013

# CLANCY FINANCIAL SERVICES, INC.

## Schedule of the Determination of SIPC Net Operating Revenues and General Assessment

## For the Period December 31, 2012

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Board of Directors of
Clancy Financial Services, Inc.
40 Wall Street – 38th floor
New York, NY 10005

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Clancy Financial Services, Inc.("Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC., solely to assist you in evaluating the Company's compliance with rule 17a-5(e)(4). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1- Compared the listed assessment payments with respective cash disbursement records entries, noting no exceptions;
2- Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012, noting no exceptions;
3- Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no exceptions;
4- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no exceptions; and
5- Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,
Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP (NY)
March 2, 2013

**CLANCY FINANCIAL SERVICES, INC.**

Schedule of the Determination of SIPC Net Operating Revenues and General Assessment
For the Year Ended December 31, 2012

**Determination of SIPC Net Operating Revenues:**

| | |
|---|---|
| Total Revenues (FOCUS line 12/ Part IIA line 9) | $ 1,322,596 |
| Additions | 7,227 |
| Deductions | (321,336) |
| SIPC Net Operating Revenues | $ 1,008,487 |

**Determination of General Assessment:**

| | |
|---|---|
| SIPC Net Operating Revenues: | $ 1,008,487 |
| General Assessment @ .0025 | 2,521 |

**Assessment Remittance:**

| | |
|---|---|
| Less: Payment made with Form SIPC-6 in July, 2012 | (1,303) |
| Assessment Balance Due | $ 1,218 |

**Reconciliation with the Company's Computation of SIPC Net Operating Revenues for the year ended December 31, 2012**

| | |
|---|---|
| SIPC Net Operating Revenues as computed by the Company on Form SIPC-7 | $ 1,008,487 |
| SIPC Net Operating Revenues as computed above | 1,008,487 |
| Difference | $ - |